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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/2019_____ AND ENDING _____12/31/2020_____
                                                 MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eastdil Secured Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd, Suite 1500
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carole Bonina   310-526-9000
                                                            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                                    (Name -- if individual, state last, first, middle name)

550 South Hope Street	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Carole Bonina _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Eastdil Secured Advisors LLC _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS



_____
Signature

_____
CCO
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Table of Contents



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Eastdil Secured Advisors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eastdil Secured Advisors LLC
(the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Los Angeles, California
February 24, 2021

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Statement of Financial Condition
December 31, 2020

Assets

Cash equivalents	$	5,739,721
Due from clearing broker		100,000
Prepaid expenses and other assets		192,853
Total Assets	**$**	**6,032,574**

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	1,312,403
Due to affiliate		1,042,463
Total Liabilities	**$**	**2,354,866**
Commitments and contingencies (note 5)		
Total Member's Equity		**3,677,708**
Total Liabilities and Member's Equity	**$**	**6,032,574**

The accompanying notes are an integral part of the financial statement.

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Notes to Financial Statement
For the Period from October 1, 2019 (commencement of operations) through December 31, 2020

(1) Business and Organization

Eastdil Secured Advisors LLC (the "Company") is a member of the Financial Industry Authority, Inc (FINRA) and became a registered broker-dealer under the Security Exchange Act of 1934 in June 2019. The Company, a Delaware limited liability company, commenced operations on October 1, 2019 as a wholly owned subsidiary of Eastdil Secured Advisors Holdings Ltd. (the "Parent"). The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (5) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2020, the Company had $5,739,271 in a money market account which is considered a cash equivalent.

(c) Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of December 31, 2020, there were no receivables outstanding.

(d) Due from Clearing Broker

Due from clearing broker represents cash maintained by the Company with its clearing broker, and includes a clearing deposit of $100,000.

(e) Prepaid Expenses & Other Assets

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. The company classifies accrued interest receivable from clearing deposit with clearing broker as an other asset in this category. As of December 31, 2020 the Company had $192,853 of prepaid expenses and other assets included on its statement of financial condition.

(f) Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

As of December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2020. The Company is subject to income tax examination by the Internal Revenue Service, California authorities, and other jurisdictions, however there are currently no audits in progress. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2019. However, there are currently no audits in progress.

The Bipartisan Budget Act of 2015 (BBA) provides that any tax adjustments resulting from partnership audits will generally be determined, as well as any resulting tax, interest, and penalties collected, at the partnership level for tax years beginning after December 31, 2017. The BBA allows a partnership to elect to apply these provisions to any return of the partnership filed for partnership taxable years beginning after the date of enactment (November 2, 2015). The Company may be subject to the provisions of the BBA partnership audit rules due to the fact that certain of the Company's partners are flow-through entities and are considered "ineligible partners."

(g) Accounting Pronouncements Recently Adopted

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on its financial statements and related disclosures.

On January 1, 2020, the Company adopted ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded Single Member LLCs are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

Eastdil Secured Advisors LLC
(A Wholly Owned Subsidiary of Eastdil Secured Advisors Holdings Ltd.)
Notes to Financial Statement
For the Period from October 1, 2019 (commencement of operations) through December 31, 2020

(3) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash equivalents. The Company maintains its cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(4) Indemnifications

In the normal course of business, the Company may enter into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(5) Commitments & Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

(6) Related-Party Transactions

On October 1, 2019 the Company had entered into a service and cost allocation agreement with Eastdil Secured, LLC (the "Affiliate"). Under the terms of the agreement the Affiliate shall provide or obtain from others certain services required by the Company in the ordinary course of business ("Allocated Expenses"). Such services may include, but not be limited to, financial management, operational management, accounting, payroll, salaries, employee benefits, internal audit, human resource management, tax, transportation, risk management, legal, investment advisory, government relations, recordkeeping, data processing services, and the acquisition of equipment, software, and office space. Employee headcount in combination with estimated time spent on broker dealer activities is used as the driver for the service and cost allocation agreement.

As of December 31, 2020 the amount reported as Due to affiliate in the statement of financial condition was $1,042,463.

(7) Exemptions from SEC Rule 15c3-3 and Non-Covered Business Activities

The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(ii), clearing all transactions on a fully-disclosed basis through its clearing firm, and accordingly, is exempt from the remaining provisions of Rule 15c3-3. Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(8)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of October 2, 2019, FINRA approved the Company to maintain a minimum net capital requirement of the higher of $5,000 (or 12.5% of aggregate liabilities in the first year of operations, 6.66% thereafter) pursuant to Rule 15c3-1. As of July 20, 2020 FINRA approved the Company's application to expand its business to include underwritings which increased the minimum net capital requirement to $100,000.

As of December 31, 2020, the Company had net capital of $3,484,855 and excess net capital of $3,327,864. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

(9)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date these financial statements were available to be issued. No subsequent events were identified.